

July 19, 2019

Matias I. Gaivironsky
Chief Financial Officer
IRSA INVESTMENTS & REPRESENTATIONS INC
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re: IRSA INVESTMENTS & REPRESENTATIONS INC**
> **Form 20-F for the fiscal year ended June 30, 2018**
> **Filed October 31, 2018**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your May 15, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2019 letter.

Form 20-F for the fiscal year ended June 30, 2018

ITEM 5. Operating and Financial Review and Prospects
Effects of Foreign Currency Fluctuations, page 148

1. Given the significance of your investment properties to your financial statements and the significant judgments management must make to internally develop inputs due to your operating environment unique to Argentina, please expand your disclosure with respect to how you determine the fair value of your shopping malls to provide clear disclosure of how these inputs, including estimated WACC, are calculated along with a discussion of any changes in these estimates from period to period in response to changing economic conditions. Please enhance your disclosure to provide greater transparency to users of the financial statements about the methods and specific assumptions utilized in your calculation of WACC, including any US-based assumptions, adjustments for country risk

Matias I. Gaivironsky
IRSA INVESTMENTS & REPRESENTATIONS INC
July 19, 2019
Page 2

premium, assumptions for cost of debt and any other significant estimates or assumptions. Refer to paragraph 91(b) of IFRS 13 and paragraph 125 of IAS 1.

 You may contact Eric McPhee at 202-551-3696 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities